Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
[redacted] Fax +61 7 3209 4765
[redacted]eb www.omiltd.com

03003188

SUPPL

Friday December 20, 2002.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JAN - 2 2003
WASH. D.C. 183 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	20 December, 2002	Company Announcement: Safety Scalpel Distribution Agreement

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

ASX Company Announcements Office

20 December 2002

Occupational & Medical Innovations Limited (OMI) has reached agreement for the exclusive distribution by American Safety Razor Company's "Personna Medical Division" that will see it's innovative Safe Scalpel distributed throughout the lucrative North American market.

Personna Medical is the surgical blade and medical supply division of the USA based American Safety Razor Company. Founded in 1875, American Safety Razor is a leading designer, manufacturer and marketer of high quality brand name and private-brand consumer products, consisting of shaving blades and razors, bladed hand tools and blades as well as industrial, specialty and medical blades. The company began making surgical blades and handles in 1935 and introduced sterile stainless steel surgical blades in 1955. Since that time, Personna Medical has introduced a wide variety of products to the healthcare market, including improvements in surgical blade and disposable scalpel technology. The company's customers include all major healthcare distributors and kit packers. American Safety Razor has global operations including Central & South America, Canada, United Kingdom, Europe, the Middle and Far East.

Under the agreement, the Safe Scalpel is to be marketed under the Personna brand name. It is expected that the Safe Scalpel will enter the US market in early to mid 2003. At this point in time, as Occupational & Medical Innovations Limited has not received the Personna Sales forecasts, the Company is not in a position to assess the full impact of the resultant revenue stream that the five year agreement will provide to the Company. The safety scalpel range will initially be manufactured in China through OMI's current manufacturer using high quality Personna blades.

After the product is launched in the US by Personna Medical, the Company will be in a better position to inform the market of the expected effect on the Company's future earnings. Occupational & Medical Innovations Limited currently has the financial resources to fund its

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

commitments under this contract which provides the Company with a second income stream along with the previously announced agreement with B.Braun Australia.

The commitment by Personna Medical to bring the Safe Scalpel to the market is an extremely important step in our efforts to broaden the use of safety scalpels not only by surgeons in the operating theatre, but also by users in all disciplines within the medical and non-medical fields.

The OMI Safe Scalpel features a blade that is encased in a protective guard that can be attached to either a plastic or stainless steel handle. When in use, the guard slides down, exposing the blade but then slides back to completely cover the blade when not in use.

The Safe Scalpel was recently launched in Brisbane after being assessed at the Princess Alexandra hospital by Professor Russell Strong, Australia's leading liver transplant surgeon. Professor Strong, who suffered nerve & tendon damage in his right hand from an unguarded scalpel blade several years ago, hailed the Safe Scalpel as a significant technological breakthrough in the evolution of safety products.

The agreement with Personna Medical continues OMI's efforts to bring it's products to the market, having recently signed a Heads of Agreement with BBraun Australia for the distribution of it's needle free access valve throughout Australasia. Under that agreement, BBraun have agreed to purchase not less than 4 million units per year for five years.

The Company is now starting to see the results of the hard work and perseverance of management turn into contracts. This agreement with Personna Medical is another example of the worldwide acceptance of OMI technology.

Bruce Kiehne
Managing Director